May 4, 2017

Canabo Announces New Partnership Agreement with Aviva Medical Securing
Additional Clinics and access to 15,000 New Patients

May 4, 2017 - Vancouver, BC - Canabo Medical Inc. (TSXV:CMM) (OTCQB: CAMDF) (“Canabo” or the “Company”) announces it has entered into a letter of intent (“LOI”) with Aviva Medical Ltd. ( “Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical marijuana CMClinics in Ontario. Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and will assume operations of Canabo’s Barrie and St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke. Aviva Medical will operate a total of nine Canabo CMClinics in Ontario.

Patients at all new and existing Aviva Medical operated CMClinics will be seen under Canabo’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Dr. Neil Smith, Executive Chairman of Canabo, stated “Aviva Medical is a great clinic operator.We are tremendously happy that this agreement will expand our clinic base within Ontario and quickly give us access to a further 15,000 patients.”

Marcia Villafranca, President of Aviva Medical, added “We are pleased to move forward with Canabo’s expertise in the field of medical cannabis research and treatments. Our physicians are happy to join their research team and contribute to a wider acceptance in the medical community of medical marijuana treatments.”

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Canabo Medical Inc. The number of exchanged Canabo shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, subject to a minimum of 10,000 new patients being achieved within the next three years. Any Canabo shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX Venture Exchange approval.

About the Company

Canabo wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Canabo has 16 clinics across Canada as well as partnership clinics with Aviva Medical and Peak Medical Group, with several additional locations set to open in 2017.

Canabo operates referral-only medical clinics dedicated to evaluating the suitability of prescribing and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Canabo are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

For further information, please contact:

Bianca Muller
Telephone:+1-902-334-1700
Email: bmuller@canabocorp.com
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could causeCanabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions that may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.